02 OCT 11 AM 9:14

October 10, 2002

02055342

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel & Kawasaki Heavy Industries to form marketing & design joint venture for crushing equipment "

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

dlw 10/11

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Kawasaki Heavy Industries, Ltd.

KOBE STEEL & KAWASAKI HEAVY INDUSTRIES TO FORM MARKETING & DESIGN JOINT VENTURE FOR CRUSHING EQUIPMENT

TOKYO (October 10, 2002) - Kobe Steel, Ltd. and Kawasaki Heavy Industries, Ltd. have entered into a basic agreement to combine the marketing and design portions of their crushing equipment businesses into a 50/50 joint venture. The new company is to begin operations on July 1, 2003. By the end of this year, the two companies intend to work out the details of the joint venture, as well as plans to transfer manufacturing to the new company in the future.

Crushers are machines that pulverize minerals and rocks. Rocks are pulverized into aggregate, such as gravel, for use in construction and concrete. Domestic demand for aggregate peaked in fiscal 1990 at 949 million metric tons. In fiscal 2000, the market had dropped to 735 million metric tons, according to data from Japan's Ministry of Economy, Trade and Industry. With public works projects to decease due to structural changes, demand for aggregate will continue to be sluggish and market recovery is difficult to predict.

On this background, Kobe and Kawasaki independently reduced costs and introduced new products, achieving some positive results. However as the severe market conditions continued, they began examining the idea of merging their crusher operations.

Both companies hold leading positions in Japan's crusher market. The anticipated merging of the marketing and design functions will complement the crusher businesses of the two companies, as each offers a broad range of competitive products. In addition, Kobe and Kawasaki market products in the environmental field, utilizing their know-how derived from crusher technology. Kobe is involved in soil remediation, while Kawasaki supplies refuse paper and plastic fuel plants.

Kobe and Kawasaki see each other as ideal partners to further grow the crushing equipment business. Combining overlapping functions in marketing and design and differentiating production are expected to increase the profitability of the crusher business. For the expanding environmental business, the joint venture is anticipated to strengthen the operating base and provide a structure for future growth.

OUTLINE OF THE NEW JOINT VENTURE

Equity share:	Kobe Steel 50%, Kawasaki Heavy Industries 50%
Start-up:	July 1, 2003
Business scope:	Covers the crushing equipment business of both companies
Employees:	Undetermined (marketing & design personnel only at start-up)

Company name, president, headquarters, and capitalization to be decided.

OUTLINE OF KOBE'S CRUSHING EQUIPMENT BUSINESS

Sales:	11.6 billion yen (FY1999)
	14.1 billion yen (FY2000)
	7.8 billion yen (FY2001)
Employees:	90 (of which 57 are in marketing & design)
	Excludes those in common sections at Takasago Machinery Center.
Sales offices:	Tokyo, Nagoya, Osaka, Fukuoka, other locations
Plant & design locations:	Takasago, Hyogo Prefecture

OUTLINE OF KAWASAKI'S CRUSHING PLANT BUSINESS CENTER

Sales:	15.8 billion yen (FY1999)
	17.9 billion yen (FY2000)
	14.4 billion yen (FY2001)
Employees:	250 (of which 80 are in marketing & design)
Sales offices:	Yachiyo, Osaka, other locations
Plant & design locations:	Yachiyo, Chiba Prefecture

Media contacts

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN
Tel: +81-3-5739-6010
Web site: www.kobelco.co.jp/indexe.htm
E-mail: www-admin@kobelco.co.jp

Public Relations Department
Kawasaki Heavy Industries, Ltd.
4-1,Hamamatsu-cho, 2-chome
Minato-ku, Tokyo, JAPAN
Tel: +81-3-3435-2130
Website: www.khi.co.jp/index_e.html
E-mail: webadmin@khi.co.jp